UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition 31 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 31, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 31, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

 31 March 2010

BARCLAYS PLC

Barclays completes acquisition of Citi's Italian credit card business

Barclays Bank PLC has completed the acquisition of the Italian credit card business of Citibank International Bank plc ("Citi"), which was initially announced on 11 February 2010, following receipt of competition clearance and completion of the trade union consultation.

- ENDS -

For further information, please contact:

Barclays

Investor Relations                                                              Media Relations

Stephen Jones                                                                    Alistair Smith

+44 (0) 20 7116 5752                                                           +44 (0) 20 7116 6132

Barclays Italy

Media Relations

Maria Mercurio

+39 (0)2 5415 2364

Citi

Public Affairs Officer Citi Italy                                           Director of Communications EMEA

Andrea Legnani                                                                   Adam Castellani

+39 02 86474483                                                                +44 (0) 207 968 5608

+39 335 1220533

andrea.legnani@citi.com

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 144,200 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com .

About Barclays Italy

Barclays has been present in Italy since 1990 through Woolwich, Barclays mortgage arm. Since the establishment of retail operations three years ago, Barclays has hired over 1,000 employees and now operates through a network of more than 200 branches, 100 financial shops and with over 400 sales agents. Barclays continues to pursue growth and additional hiring in Italy.

About Citi

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com .